UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

GMS INC.
(Name of Subject Company)

GOLD ACQUISITION SUB, INC.
(Offeror)

an indirect wholly-owned subsidiary of

THE HOME DEPOT, INC.
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.01 per share
(Title of Class of Securities)

36251C103
(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339
(770) 852-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael J. Aiello, Esq.
Michelle A. Sargent, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $663,861.58	Filing Party: Gold Acquisition Sub, Inc. and The Home Depot, Inc.
Form or Registration No.: Schedule TO-T (005-89877)	Date Filed: July 14, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Gold Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), with the U.S. Securities and Exchange Commission on July 14, 2025 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GMS Inc., a Delaware corporation (“GMS”), at a price of $110.00 per share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.
The subsection entitled “Compliance with the Canadian Competition Act” in Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by deleting the first and second paragraphs of such subsection and replacing them with the following paragraph:

“The Canadian Competition Act requires that certain classes of transactions (which we refer to as “Notifiable Transactions”) be notified to the Canadian Commissioner of Competition (which we refer to as the “Commissioner”). The acquisition of Shares in the Offer constitutes a Notifiable Transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Canadian Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. On August 28, 2025, the Commissioner issued a “no-action” letter, confirming the termination of the waiting period pursuant to subsection 123(2) of the Canadian Competition Act. See Section 15 — “Conditions to the Offer.””

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)*	Press Release issued by The Home Depot, dated August 29, 2025.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2025

GOLD ACQUISITION SUB, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief Financial Officer